UNITED STATES OF AMERICA

                            before the

                SECURITIES AND EXCHANGE COMMISSION




                                                      )
APPLICATION/DECLARATION OF THE CONNECTICUT LIGHT AND ) CERTIFICATE AS TO POWER COMPANY WITH RESPECT TO FINANCING OF POLLUTION ) CONSUMMATION
CONTROL AND/OR SEWAGE OR SOLID WASTE DISPOSAL         ) OF TRANSACTION
FACILITIES                                            )
                                                      )
File No. 70-7320                                      ) 35-CERT
                                                      )
(Public Utility Holding Company Act of 1935)          )
                                                      )



   Reference is hereby made to (i) the Application/Declaration on Form U-1, as amended, filed by The Connecticut Light and Power Company ("CL&P") in the above-referenced proceeding (the "DECLARATION") and (ii) the Order of the Securities and Exchange Commission set forth in Release No. 35-24263 (December 16, 1986) permitting the Declaration to become effective (the "ORDER"). Capitalized terms used herein and not otherwise defined are used as defined in the Declaration.

   On September 30, 1998, CL&P exercised its option under the Indenture to cause the interest rates on the Bonds to be converted for their remaining term to bear interest at fixed rates (instead of their previous variable weekly rates), as described in the Declaration. Following such conversion, the Bonds, in principal amount of $15,400,000 bear interest at the rate of 5.90% per annum. Following such conversion, the Bonds are no longer supported by the Letter of Credit.

   Pursuant to the Public Utility Holding Company Act of 1935, as amended, and Rule 24(a) thereunder, CL&P hereby certifies that the interest rate conversion transaction described above has been carried out in accordance with the terms and conditions of and for the purposes represented by Declaration, and of the Order.

   Contemporaneously with the conversion of the Bonds as aforesaid, CL&P and its affiliate Western Massachusetts Electric Company ("WMECO") also exercised their options to convert the interest rates on five other series of similar pollution control revenue bonds from variable weekly rates to long-term fixed rates. The five other series of bonds that were converted, together with the Bonds, are as follows:

      SERIES         PRINCIPAL AMOUNT    FIXED INTEREST         SEC           SEC RELEASE NO.
                                              RATE           FILE NO.      (DATE OF SEC RELEASE)
CL&P 1986               $15,400,000           5.90%           70-7320            35-24263
                                                                            (December 16, 1986)
CL&P 1988               $10,000,000           5.90%           70-7543            35-24734
                                                                            (October 24, 1988)
CL&P 1992A              $21,000,000           5.85%           70-8060            35-25692
                                                                            (December 3, 1992)
CL&P 1993A             $245,500,000           5.85%           70-8088            35-25881
                                                                           (September 15, 1993)
CL&P 1993B              $70,000,000           5.95%           70-8088            35-25881
                                                                           (September 15, 1993)
WMECO 1993A             $53,800,000           5.85%           70-8088            35-25881
                                                                           (September 15, 1993)

Contemporaneously with the filing of this Certificate as to Consummation of Transaction, CL&P and WMECO, as applicable, are filing a Certificate as to Consummation of Transaction with respect to each such other conversion.

Dated: October 8, 1998

                  THE CONNECTICUT LIGHT AND POWER COMPANY



                  By   /s/ Richard J. Wasserman
                    Richard J. Wasserman
                    For Day, Berry & Howard LLP
                    CityPlace I
                    Hartford, Connecticut 06103-3499
                    Its Attorneys